February 27, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings
Assistant Director

RE:	Dercyz Scientific, Inc. Registration Statement on Form SB-2 Filed December 28, 2007 File No. 333-148392

Dear Mr. Owings:

On behalf of Derycz Scientific, Inc. (the “Company”), we submit this written response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated January 25, 2008. We have reproduced the Staff’s comments below and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Registration Statement Cover Page

1. We note that the approximate date of your proposed sale will be from “[t]ime to time after the effective date of this registration statement.” Since it appears that you intend to conduct a continuous offering, as opposed to a delayed offering, please revise to clarify, if true, that the date of the proposed sale will be as soon as practicable after the effective date of the registration statement.

Response: We have revised this section accordingly.

Prospectus Summary, page 1

2. Please revise the first two sentences in your headnote to indicate the summary highlights the material aspects of the offering.

Response: We have revised this section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Overview, page 1

3. Please eliminate jargon in your disclosure and explain terms such as “a full life cycle of content re-purposing solutions.” Also avoid subjective characterizations or statements that are inappropriate for a business in its early stage of development, such as “Dercyz serves as a “one-stop” liaison between content producers…and content users.”

Response: We have revised this section accordingly.

4. Please provide independent support, appropriately marked and dated, for the trends you describe in the second paragraph. Also provide support for the data you refer to from The Kaufman Willis Group and for the fragmentation you describe within the publishing industry.

Response: We have deleted the references as we do not believe they were helpful and have revised this section.

5. You state that you have “established all of the necessary components to facilitate sales and purchases of published materials to satisfy the demand for the end-products you refer to as well as many others.” Please describe these components, identify the end-products and explain how these components facilitate sales and purchases of published materials to satisfy the demand for these products.

Response: We have revised this section to more accurately describe our business.

Growth Strategy, page 1

6. You state that your goal is to become the leading provider of repurposed content in the United States and Europe. This statement is inappropriate for a business in your early stage of development. Please delete or tell us why you believe it is appropriate to retain it.

Response: We have deleted the statement.

7. You state that you intend to expand your sales through leveraging your position in the industry with the introduction of new products that will make your service and products become even more seamless and add more value. Your position in the industry is unclear and this statement is “puffing” in nature. Please delete or explain in greater detail what your “new products” are and how they will add value.

Response: We have deleted the statement.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

8. You also state you intend to make strategic acquisitions within the content re-use, niche publishing and content aggregation sectors, both in the United States and abroad. Please explain whether you have identified any potential targets, how and when you will accomplish the acquisitions, what funds you will use and whether you have taken any steps in this regard. If you have not yet begun this process, please state this.

Response: We have added language to explain that we have identified two potential targets but have not entered into any agreements with those companies and to explain that we would attempt to implement any potential acquisitions primarily through stock transactions, only funding any such acquisitions with cash if necessary.

Risk Factors, page 3

9. Some of your risk factor captions and text merely state facts rather than clearly and concisely describing the risk. See, for example:

•	“We Are An Early Stage Company With a Limited Operating History.”

•	“We Are Dependent On Two Large Customers.”

•	“We May Not Be Able To Attract and Retain Technical Personnel, Sales And Marketing Personnel And Other Skilled Management.”

•	“We May Not Be Able To Acquire Other Companies On Satisfactory Terms Or At All.”

•	“A Market May Never Develop For Our Stock.”

•	“We Will Incur Increased Costs and Compliance Risks as a Result of Becoming a Public Company.”

These are only a few examples. Please generally review your risk factor section to ensure you describe the risks in terms specific to your business, avoiding generic risks that could apply to any business.

Response: We have revised the risk factor section accordingly.

10. We note that you have duplicated some of your risk factors, either entirely or in part. See, for example, “We Do Not Expect To Pay Dividends For The Forseeable Future, And We May Never Pay Dividends” on page 7 and “We Do Not Anticipate Paying Any Cash Dividends In The Forseeable Future, Which May Reduce Your Return On An Investment In Our Common Stock” on page 9. See also risk factor captioned “Upon Effectiveness Of The Registration Statement, We Will Operate As a Public Company Subject To Evolving Corporate Governance And Public Disclosure Regulations That May Result in Additional Expenses And Continuing Uncertainty Regarding The Application Of Such Regulations” on page 7 which may be combined with the risk factor captioned “We Will Incur Increased Costs And Compliance Risks As A Result Of Becoming A Public Company” on page 8. Please generally review your risk factor section to remove duplicative disclosure.

Response: We have revised the risk factor section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

11. Please eliminate language that mitigates the relevant risk. For example:

•	“While we intend to offer additional content” in the third risk factor on page 4.

•	“There are currently no major obstacles…” in the penultimate risk factor on page 4.

•
“Although it is our intention to seek sponsorship from a market maker for quotation of our securities on the OTC Bulletin Board or other electronic market or exchange” in the first risk factor on page 7.

•	“…although presently considered reasonable…” in the second risk factor on page 7.

•	“We are currently preparing for compliance with Section 404” in the first risk factor on page 8.

•	“We plan to obtain additional financial and accounting resources to support and enhance our ability to meet the requirements of being a public company” in the penultimate risk factor on page 8.

Response: We have revised the risk factor section accordingly.

12. Some of your risk factors do not fully develop the risk you are trying to disclose. Please ensure that you explain specifically why each risk factor constitutes a risk of which investors should be aware. If you are unable to describe why any facts disclosed in this section constitute a risk, please delete the risk factor. For example, your risk factor “We are a new company and face potential competition from larger companies with greater access to capital” simply states a fact about your company and does not articulate a risk.

Response: We have revised the risk factor section accordingly.

Cautionary Language Regarding Forward-Looking Statements and Industry Data, page 10

13. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to the business or operations of a penny stock issuer or a non-reporting company. See Sections 21E(b)(1)(C) and 21E(b)(2)(D) of the Securities Exchange Act of 1934. Please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

Response: We have revised this section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Selling Security Holders, page 11

14. We note that you have indicated those Selling Security Holders that are broker-dealers or associates of broker-dealers. Please note that selling stockholders who are broker-dealers must be identified as underwriters in the prospectus. For selling stockholders that are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters. We note your disclosure on page 14, however, it does not appear that the disclosure covers all of the disclosure points we raise in this comment. Please revise the Plan of Distribution section accordingly.

Response: We have revised this section accordingly.

Business Experience Descriptions, page 15

15. Please revise your business descriptions to provide more succinctly the information required by Item 401 of the Regulation S-B and eliminate vague or self-serving references. For example, see “Mr. Dercyz built Infotrieve (the “Amazon of Scientific Articles”) into a $30 million business focused primarily on re-sales of scholarly published articles, serving the research and development departments of Fortune 500 companies. Mr. Derycz successfully acquired and integrated 5 content related companies while at Infotrieve.” See also “Scott Ahlberg has many years of experience in content and startup businesses. Mr. Ahlberg started with Dynamic Information (EbscoDoc) in the 1980s, then went on to lead Sales and Marketing at Infotrieve, Inc. during many years of rapid growth in the 1990s. He was instrumental in attaining Infotrieve’s two rounds of venture capital funding. In 2001 Mr. Ahlberg shifted his focus to M&A integration, successfully integrating two competitor operations into Infotrieve’s core business.”

Response: We have revised this section accordingly.

Description of Securities, page 17

General

16. The disclaimer as to completeness in the second paragraph is inappropriate. Please delete.

Response: This statement has been deleted.

Organization Within Last Five Years, page 18

17. Please revise this section to clearly indicate whether each of the transactions was at arms length and the basis used to determine the exchange rates.

Response: We have revised this section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Description of Business, page 19

18. In an appropriate place in this discussion, elaborate upon your dependence upon the two customers you refer to in your risk factor disclosure. Also, please explain generally how you obtain new customers. See Item 101(b)(6) of Regulation S-B.

Response: We have revised this section accordingly.

19. In an appropriate place in this discussion, please explain how you determine what you charge for the materials you sell and whether or not you engage in a fixed pricing structure.

Response: We have revised this section accordingly.

20. Explain how you ensure that the material you resell is “copyright compliant.”

Response: We have revised this section accordingly.

Growth Strategy, page 20

21. Please revise this discussion to elaborate upon how you intend to effectuate the strategies you discuss here. Specifically, explain how you intend to achieve an “aggressive roll-out of products and services.” Elaborate upon your “targeted selling and marketing campaigns…” Explain how you have undertaken an “aggressive publisher partner campaign.”

Response: We have revised this section to delete these statements and to more clearly explain our strategy.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

22. Your disclosure does not provide meaningful disclosure about what it is you do and how you do it. See Item 101 of Regulation S-B. As examples, please consider the following:

•
You state you have developed basic services for reprints, ePrints and article distribution systems and are currently selling these services in the marketplace and providing basic services to dozens of pharmaceutical, biotechnical, healthcare, legal and other companies who are reliant on research and development. What companies do you currently service and what are the terms of the arrangements you have with them?

•
What services do you provide and how do the services you currently provide differ from those you describe here that you intend to provide in the future? In this regard, we refer you to your risk factor disclosure on page 4, which explains how you obtain your content. Consider including and elaborating upon that disclosure here.

•
You state that you have received positive feedback from the marketplace and plans to expand your offerings [in this area] through order automation systems which you are currently building. Describe the positive feedback you have received and your progress in building an order automation system.

•	How have you begun to help publishers grow and manage their reprints revenue stream on an outsourced basis?

•	How are you currently designing and building the systems to enable Centralized Article Archives and collaborating with various healthcare product managers in this effort?

•	What niche publications do you plan to acquire?

•	What are “supply-side partnerships” and how are they actively seeking them?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. Please describe in reasonable detail the products and services you presently provide, how you provide them, what employees you have, etc. Clearly specify what steps you have taken to date in the operation of your business, what steps you need to take to advance your business, and what is required to make those advancements. Include all key details relevant to an understanding of your business. We may have further comment based upon your revisions.

Response: We have revised this section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

The Industry/Growth Strategy, page 20

23. The reference to your potential total market size of $40 billion worldwide is inappropriate for a company at your early stage of development. Please delete. Similarly inappropriate are your statements that you will seek to become a market leader in various categories you describe and your allusion to international expansion. Please revise.

Response: We have deleted these statements.

Results of Operations, page 23

24. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, please disclose the extent to which increases in revenues are attributable to the addition of new customers or to increases in orders from existing customers. Refer to Item 303(b) of Regulation S-B.

Response: We have revised this section accordingly.

Liquidity and Capital Resources, page 26

25. Please revise to discuss your financing activities in more detail. In doing so, please ensure you discuss each common stock issuance, including the stock subscriptions and proceeds received.

Response: We have revised this section accordingly.

26. Please discuss in further detail your ongoing capital requirements to continue existing operations and those required to expand.

Response: We have revised this section accordingly.

Certain Relationships and Related Transactions, page 28

27. Please quantify the “significant equity stake” in the company held by each of Bristol Capital Advisors, LLC and Bristol Investment Fund, Ltd.

Response: We have revised this section accordingly.

28. Please indicate whether the terms of these transactions are comparable to terms of transactions with unaffiliated parties.

Response: We have revised this section accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Executive Compensation, page 29

29. Please quantify the additional bonus amounts described in the employment agreements of your officers, as applicable.

Response: We have revised this section accordingly.

Financial Statements

30. We note your disclosure on page 19 that you are a development stage company; however, your financial statements are not presented in accordance with SFAS No. 7. Please provide us with your evaluation as to whether you are a development stage enterprise, as contemplated in SFAS no. 7. If so, please present the additional disclosures required by paragraphs 11 and 12 of SFAS No. 7. If not, please revise your disclosures throughout the filing as necessary to clarify the stage of your operations.

Response: As we have determined that we are not a development stage company, we have deleted the referenced disclosure.

Consolidated Statement of Stockholders’ Equity, page F-5

31. Please explain to us in detail the capital structure of Reprints Desk, Inc. (operating company) and Derycz Scientific, Inc. (shell company) both before and after the November 2, 2006 recapitalization, including the number of shares retained by the shell company in the recapitalization. In this regard, please explain to us why your statement of stockholders’ equity does not reflect a line item for the shares issued in connection with the recapitalization, which should equal the number of shares retained by the shell company in the recapitalization, i.e., the number of shares deemed to be issued by the operating company to the shell company for accounting purposes. Furthermore, with respect to the 2006 issuance of common stock for cash, explain why you did not adjust the number of shares to reflect the exchange ratio in the recapitalization. Finally, explain to us why the presentation of the line item “Exchange of common stock for Reprints common stock” is appropriate.

Response: Derycz Scientific, Inc. was incorporated in the State of Nevada on November 2, 2006. On November 2, 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc., a Delaware corporation formed on January 6, 2006. Peter Derycz formed Derycz in order to facilitate a holding company structure and to acquire Reprints, which Mr. Derycz had founded in January 2006 and of which he was a significant stockholder. At the closing of the transaction contemplated by the Share Exchange Agreement on November 16, 2006, the Company acquired all of the 550,000 outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders of Reprints. As the intention behind forming Derycz was the creation of a holding company structure and Derycz had no appreciable assets prior to the acquisition of Reprints, the exchange ratio was determined arbitrarily and was not based on any determination of the value of shares of Derycz common stock as compared to Reprints shares acquired. As each former Reprints shareholder acquired a percentage interest in Derycz equal to the percentage interest such shareholder held in Reprints immediately prior to the transaction, there was no dilution of the interest of any former Reprints shareholder. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company. The transaction was accounted as a statutory merger of companies under common control. As such, the historical financial statements of the Company are combined with the operations of Reprints since its inception, and the merger shares were accounted for as a stock split as of the inception of Reprints for financial reporting purposes.

We have revised the statements of stockholders’ equity and the description of the exchange transaction in Note 1 accordingly.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Consolidated Statement of Cash Flows, page F-6

32. As it appears you acquired customer lists through a non-cash transaction, please explain to us why you reflect the recognition of the “Payable on customer lists” as a financing cash inflow. Similarly, explain to us why you reflect the recognition of your “Capital lease obligation” as a financing cash inflow.

Response: We previously presented a separate line item on the balance sheet and the statements of cash flow for amounts payable on the acquisition from a vendor of a customer list. We have now reclassified the amounts related to this purchase to accounts payable for balance sheet purposes as such amounts are payable under normal trade terms, and the separate disclosure is not required based on the amount of the payable compared to total current liabilities. In the six months ended December 31, 2007, we purchased an additional customer list through the issuance of 50,000 shares of our common stock valued at $50,000, and such amount has been reflected as a non-cash investing and financing activity on our statement of cash flows for the period then ended.

We have segregated the gross amount of the capital lease obligation as a non cash transaction as requested by the Commission, and have reflected only payments on the lease obligation as a use of cash.

Notes to Consolidated Financial Statements, page F-7

33. With respect to your intangible assets, please disclose the aggregate amortization expense for the period and the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45.a of SFAS No. 142.

Response: We have added Note 5 - Intangible Assets to our financial statements, which includes the requested disclosure.

Note 2 - Summary of significant accounting policies, page F-8

Note 2(d) Shipping costs, page F-8

34. Please clarify how you classify shipping and handling costs charged to you by publishers in your statements of operations and explain to us how your policy is consistent with the guidance in EITF 00-10. Furthermore, to the extent shipping and handling costs are significant and are not included in cost of sales; please disclose the amount(s) of such costs and the line item(s) on the statements of operations that include them.

Response: We have revised Note 2(l), which clarifies the Company’s treatment of shipping and handling costs.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Note 3 - Acquisition of Pools Press, Inc., page F-13

35. Please explain to us why it is appropriate to value minority interest related to the acquisition of Pools Press, Inc. at fair value as opposed to book value.

Response: We have restated our June 30, 2007 financial statements to value the minority interest of Pools Press at book value as opposed to fair value. We refer the Commission to Note 11.

36. Please revise your disclosure on page F-15 to eliminate reference to pro forma operating results for the three months ended September 30, 2007, which are not presented.

Response: We have revised this section to include results for the six months ended December 30, 2006, which are presented in our financial statements.

37. Since you recognized goodwill in connection with the acquisition of Pools Press, Inc. in February 2007, please explain to us why you will not perform an annual impairment test until June 2008. Refer to paragraph 26 of SFAS No. 142.

Response: We have revised our disclosure to reflect that management has performed impairment tests at June 30, 2007 and December 31, 2007.

Note 5 - Leases, page F-16

38. Please disclose how you account for the scheduled rent increases present in your operating lease. If, as we assume, the payments are recognized on a straight-line basis over the lease term, please disclose as such. If not, please tell us how your accounting complies with paragraph 15 of SFAS No. 13 and Question 1 of FTB 88-1.

Response: We have revised Note 6 to indicate that such lease payments are being recognized on a straight line basis over the lease term.

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

Recent Sales of Unregistered Securities, page II-2

39. Please confirm that November 16, 2006 is the date you issued 8,000,003 shares of common stock to the six stockholders of Reprints Desk, rather than November 2, 2006. See pages 18 and 22.

Response: These shares were issued on November 16, 2006 and we have revised the disclosure concerning this transaction.

40. Please confirm that on November 30, 2007 you issued 50,000 rather than the full 90,000 shares to a company as payment for a customer list. Please identify the company.

Response: We confirm that only 50,000 shares were issued on November 30, 2007 and have revised the disclosure to more fully explain the transaction and indentify the seller of the customer list.

Undertakings, page II-4

41. Because you do not appear to be relying on Rule 430A of the Securities Act in conducting this offering, please remove the undertaking contained in Item 512(f) of Regulation S-B.

Response: We have deleted the undertaking.

42. Please include the undertaking required by Item 512(g)(2) of Regulation S-B.

Response: We have revised this section accordingly.

Exhibit Index

43. Please file the form of the subscription or purchase agreement that was used in the private placement conducted in December, 2006.

Response: We have filed the form of the subscription agreement as Exhibit 10.10.

44. Please file the written consent of the qualified appraisal firm you reference on page F-13 as an exhibit to the registration statement. Alternatively, you may remove the reference. Refer to Section 436(b) of Regulation C, Section 7(a) of the Securities Act of 1933 and Item 601(b)(23) of Regulation S-B.

Response: We have filed this consent as Exhibit 23.3.

* * * *

H. Christopher Owings
Securities and Exchange Commission
February 27, 2008

If you have any questions or further comments, please do not hesitate to contact the undersigned or Addison Adams, Esq. at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours, DERYCZ SCIENTIFIC, INC.

By:	/s/ Richard McKilligan
Richard McKilligan, Chief Financial Officer

cc:     Addison Adams, Esq., Richardson & Patel LLP